[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

September 16, 2013

BY HAND AND EDGAR

Todd Schiffman

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549-7010

Re:	Springleaf Holdings, LLC
Registration Statement on Form S-1
Filed August 16, 2013
File No. 333-190653

Dear Mr. Schiffman,

On behalf of Springleaf Holdings, LLC (the “Company”), enclosed is a copy of Amendment No. 1 (the “Amendment”) to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from the initial filing of the Registration Statement filed with the Commission on August 16, 2013.

The changes reflected in the Amendment include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of September 6, 2013 (the “Comment Letter”). The Amendment also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below are the Company’s responses to the Staff’s comments. The headings and paragraph numbers of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Amendment.

Mr. Todd Schiffman

Securities and Exchange Commission

September 16, 2013

General

1.	Please include the information required by Item 12A of Form S-1 within the prospectus.

The Registration Statement has been revised to move the disclosure regarding the Commission’s position on indemnification for Securities Act liabilities from “Description of Capital Stock—Limitations on Liability and Indemnification of Directors and Officers” to a new section on page 141 titled “Disclosure of Commission Position on Indemnification for Securities Act Liabilities”.

Registration Statement Cover Page

2.	Please revise the fee table to reflect the aggregate offering price should the overallotment option be exercised.

The fee table has been revised to add a clarifying footnote that the aggregate offering price includes the offering price of the shares that underwriters have the option to purchase pursuant to their over-allotment option.

Prospectus Cover Page

3.	Please provide the information required by Item 501(b)(8) of Regulation S-K as it pertains to the underwriters of the offering.

The Company advises the Staff that it is in the process of finalizing the selection of the underwriters for the offering. The Company will provide the information required by Item 501(b)(8) of Regulation S-K in an amendment to the Registration Statement prior to distributing a preliminary prospectus in connection with the offering.

Prospectus Summary, page 1

High Quality Underwriting…, page 2

4.	Please balance the disclosure with mention of the risks that you reference in the second risk factor on page 18.

Mr. Todd Schiffman

Securities and Exchange Commission

September 16, 2013

The disclosure on pages 2 and 85 of the Amendment has been revised to mention the risks referenced in the second risk factor on page 19.

Industry-Leading Loan Performance, page 3

5.	We note your disclosure that the Company’s loans “continued to experience single-digit charge-off rates compared to double-digit charge-off rates for other lenders in [the Company’s] industry.” Please provide support for this statement or remove the disclosure in its entirety. Make similar revisions under “Business” on page 84. Please also balance the disclosure since your now discontinued real estate operations did not perform well.

Pages 3 and 85 of the Amendment have been revised to remove the disclosure.

Our History and Corporate Information, page 4

6.	Please include a discussion of the recent changes you have made to your business strategy including the restructuring of the business, major staff cuts, and closing of branches, etc.

The disclosure on page 4 of the Amendment has been revised to include a discussion of the recent changes the Company has made to its business strategy including the restructuring of its business, workforce reductions and closing of branches.

Our Principal Stockholders, page 5

7.	Please include an ownership chart.

The disclosure on page 6 of the Amendment has been revised to include an ownership chart.

Risk Factors, page 14

8.	Please put the risk factor headings in bold type or otherwise offset them so that they are easily identifiable.

The risk factor headings have been changed to bold type so that they are easily identifiable.

Mr. Todd Schiffman

Securities and Exchange Commission

September 16, 2013

Our branch loan approval process is decentralized… , page 18

9.	Here or in a separate risk factor, please discuss the risks that the Company’s new internet lending branch will pose to consistency in the loan approval process.

The Company respectfully informs the Staff that it believes that the internet lending branch will improve consistency for the loan approval process because the process for internet lending will be centralized, as opposed to the decentralized approach taken by the branch operations. The Company applies the same underwriting standards for both its centralized and decentralized lending activity. The Company did not reference this fact in the risk factors because it believes it would be considered to be a mitigating factor.

Our current ratings…, page 29

10.	Please list your current debt ratings.

Current debt ratings of Springleaf Finance Corporation have been included on page 30 of the Amendment. Neither the Registrant nor any other subsidiary of the Registrant has a corporate debt rating at this time.

Use of Proceeds, page 39

11.	State the principal reasons for the offering at this time since you have not stated specific plans for the proceeds. See Item 504 of Regulation S-K.

The disclosure on page 40 of the Amendment has been revised to provide more specificity with respect to the intended use of proceeds from the offering.

Management’s Discussion and Analysis …, page 48

General

12.	On page F-16, you disclose that effective March 31, 2013 you changed your charge-off policies for personal loans. Please tell us in detail and revise to disclose:

a. why you changed your policy,

b. how the change was incorporated in your allowance for loan loss methodology,

c. the quantified impact of the change on your provision/allowance for finance receivable losses during the period you adopted the change, and

d. how you expect this change to impact future financial results and credit trends.

Mr. Todd Schiffman

Securities and Exchange Commission

September 16, 2013

The Company respectfully informs the Staff that after its restructuring efforts in the first half of 2012 and in conjunction with its renewed focus on the personal loan portfolio starting in the second half of 2012, management revisited and continues to review origination and servicing policies for its personal loan portfolio. The Company updated its charge-off policy in the first quarter of 2013 for personal loans in an effort to more closely align the timing of charge-offs to when it believes a loan is uncollectible as part of its servicing practice review.

This change in policy was considered a change in estimate in accordance with Accounting Standards Codification (ASC) 250-10-45-17 and incorporated prospectively into the Company’s calculation of allowance for finance receivable losses beginning with the quarter ended March 31, 2013. The Company recorded $13.3 million in additional charge-offs in March 2013 as a result of this change. In anticipation of this change in servicing policy in the first quarter of 2013, the Company incorporated a $4.1 million increase in the allowance for finance receivable losses as of December 31, 2012.

Following the adoption of the new policy, all of the Company’s previous personal loans that were over 180 days delinquent and had not been charged off under the old policy, were charged off. As with its previous policy, the Company expects changes to future financial results to be driven by changes in underlying credit performance.

The disclosure on page F-10 of the Amendment has been revised to discuss the change in charge-off policy for personal loans.

13.	On page 53, you disclose that you sold charged-off finance receivables during the quarter ended June 30, 2013. It appears you recorded the proceeds as an increase to the allowance for finance receivable losses. Please tell us how you determined that it was appropriate to record the credit to the allowance for finance receivable losses as opposed to recording a gain on the sale in other revenues. Please identify any specific authoritative or non-authoritative accounting guidance supporting your presentation.

The Company respectfully informs the Staff that its presentation of proceeds received through the sale of charged-off finance receivables during the quarter ended June 30, 2013 was based on authoritative accounting guidance in ASC 310-10-35, paragraphs 41 and 42. The Company believes recoveries received through the sale of charged-off finance receivables should be recorded when received and presented as a credit to the allowance for finance receivable losses, consistent with industry practices employed by financial institutions and referred to in the guidance.

The Company’s historical practice has been to record recoveries of finance receivables previously charged off as a credit to the allowance for finance receivable losses and it presented

Mr. Todd Schiffman

Securities and Exchange Commission

September 16, 2013

recoveries associated with sale of charged off finance receivables and received during the quarter ended June 30, 2013, consistent with this application of the accounting guidance. The Company believes that recoveries represent a recovery of finance receivables previously charged off and not gains on sales of finance receivables.

14.	Please tell us the name of the entity to which you sold the charged-off finance receivables and tell us if the entity is a related party. To the extent you believe the sale of charged-off finance receivables will become a trend impacting future financial results, please disclose this fact and other relevant information.

The Company sold the charged-off finance receivables to Sherman Originator III LLC, an unrelated party. The Company expects to continue to sell charged-off finance receivables within its portfolios from time to time. If the Company were to sell additional charged-off finance receivables in a given period, it would recognize a decrease to its provision for finance receivables losses and improve its liquidity.

The disclosure on pages 54 and 55 of the Amendment has been revised to disclose that the loans were sold to an unrelated third party and to indicate that the Company expects to make future sales from time to time and the impact of such sales.

15.	On page 54, you disclose that effective December 31, 2012 you changed your assumptions with respect to estimating the initial fair value of real estate owned.

a. Please tell us in detail and revise to disclose the changes you made to your assumptions, the reasons for changing them and the quantified impact of the change on financial results at December 31, 2012.

b. Please revise to discuss how you expect this change to impact future financial results.

The Company records its real estate owned as the estimated net realizable value of the property, which is the estimated fair value of the property at the transfer of ownership less estimated cost to sell. Additionally, the Company periodically reviews the realization value of its inventory of real estate owned properties to review the trend of net realized value compared to the initial valuation.

The Company’s periodic review of these results showed a net realized loss to real estate owned values of 16% in 2011 and 15% in 2012 compared to the initial net realizable value recognized at transfer of ownership to the Company. Given the significant volatility in home price values in the United States post the 2008 financial crisis through 2011, it was uncertain whether such post transfer performance dynamics was temporary in nature or due to post transfer

Mr. Todd Schiffman

Securities and Exchange Commission

September 16, 2013

market declines. However, with the sustained losses and write downs reflected in 2012, which the Company assessed as a more stable housing environment and comparable to more traditional performance of the United States housing market, the Company revised its assumptions with respect to estimating the initial net realizable value of real estate owned. Accordingly, the Company adjusted the net realizable value of its real estate owned inventory at December 31, 2012 to be consistent with the trend at realization.

The Company changed its assumptions with respect to the estimate of the net realizable value, which amounted to $13.4 million of additional write down for real estate owned as of December 31, 2012. This approximates an additional 15% decrease in net realizable value recognized consistent with the trends in 2012.

The Company considered this as a change in estimate in accordance with ASC 250-10-45-17 and incorporated prospectively into its results of operations beginning with the quarter ended December 31, 2012. Additionally, the $13.4 million financial statement impact was not deemed material (4% of pretax loss and 0.09% of total assets). During the six months ended June 30, 2013, the Company recognized a net gain of $0.7 million as net write downs and gains (losses) on sales of real estate owned.

The Company expects the impact on its future financial results from its real estate owned activity will continue to decline due to the cessation of real estate secured lending and the resulting liquidating status of its real estate loans. The Company’s real estate owned portfolio has declined to $46.0 million at June 30, 2013 down from $68.8 million at December 31, 2012.

The disclosure on page 55 of the Amendment has been revised to discuss the changes in the assumptions with respect to estimating the net realizable value of real estate owned.

Recent Developments, page 50

16.	Please state why, despite efforts to liquidate its current real estate portfolio, the Company purchased an interest in a third party portfolio that contains loans secured by subordinate residential real estate mortgages. Make corresponding revisions to “Business” starting on page 83.

The Company respectfully informs the Staff that the third party portfolio at the time of acquisition consisted primarily of personal loans (approximately 70% of the total portfolio amount) with the balance comprising junior mortgage loans. In bidding for the portfolio, the Company analyzed and priced even the junior mortgage loans as personal loans because they bore greater similarities to personal loans in that they were revolving and had limited, if any, real estate value securing the loan. In its analysis, the Company gave no value to the underlying real estate and assumed that it would not foreclose on or otherwise seek to realize on the underlying real estate, which is

Mr. Todd Schiffman

Securities and Exchange Commission

September 16, 2013

consistent with how HSBC had been servicing the portfolio. By contrast, the Company’s legacy real estate portfolio primarily consists of first lien, non-revolving loans for which the underwriting process relied significantly on the value of the mortgaged property.

The disclosure on pages 50, 51, 88 and 118 of the Amendment has been revised to indicate that the portfolio includes primarily personal loans and that the subordinate residential real estate loans are characteristically distinct from the Company’s liquidating real estate portfolio.

Results of Operations, page 54

17.	We note that a portion of the Company’s “Other Revenues” was attributable to foreign exchange transaction gains. Please indicate the nature of these gains and whether or not they are expected to be one-time gains.

The Company respectfully informs the Staff that the nature of the foreign exchange transaction gains (losses) primarily related to the following: (i) Euro denominated debt (one matured and paid down in January 2013 and another due in November 2013); (ii) unrealized gain (loss) from its cross currency interest rate swap; and (iii) Euro denominated cash and cash equivalents. The combined change of these components resulted in an additional $4.0 million net gain for the six months ended June 30, 2013 compared to the same period in 2012. The Company does not anticipate recognizing any foreign exchange transaction gains (losses) after its Euro denominated debt due in November 2013 matures. The Company terminated the cross currency interest rate swap in August 2013 as disclosed on pages 75 and 119 of the Amendment and Euro denominated cash and cash equivalents that it currently holds will be used to pay down the Euro denominated debt due in November 2013.

18.	We note the disclosure pertaining to restructuring activities. Please provide similar disclosure in the Prospectus Summary starting on page 1.

The disclosure on page 4 and 5 of the Amendment has been revised to add a discussion of the Company’s recent restructuring activities.

Critical Accounting Policies and Estimates – Allowance for Finance Receivable Losses, page 80

19.	We note you changed your allowance for finance receivable losses for consumer loans in 2011, and retail sales finance and real estate loans in 2012. Please revise to disclose:

a. why you changed your allowance methodology in 2011 and 2012,

Mr. Todd Schiffman

Securities and Exchange Commission

September 16, 2013

b. the quantified impact of the change on your provision/allowance for finance receivable losses during the period you adopted the change, and

c. how you expect the change to impact future financial results and credit trends.

The Company respectfully informs the Staff that following the acquisition by an entity owned primarily by a private equity fund managed by an affiliate of Fortress Investment Group in 2010, management revisited the methodologies employed to calculate its allowance for finance receivable losses. With a renewed strategic focus on personal loans, the methodology for this portfolio was the first to be updated to a more detailed methodology employing a roll rate-based model during the third quarter of 2011. During the third quarter of 2012, following an internal review of the previous methodology and the emergence of a stabilizing real estate market, the Company updated its methodology for calculating the allowance for finance receivable losses for both the real estate and retail portfolios. The Company believes the new methodology allows its management team to better capture emerging experience in the portfolios and produces a more consistent expectation of incurred losses within its finance receivable portfolios at any given point in time.

These changes in methodology were considered change in estimates in accordance with ASC 250-10-45-17 and incorporated prospectively into the Company’s calculation of allowance for finance receivable losses beginning with the quarters ended September 30, 2011 and 2012. As of September 30, 2011, the Company recorded an allowance for finance receivable losses for its personal loans using the roll rate- based model that resulted in an allowance that was $6.3 million lower than the equivalent number produced using migration analysis. As of September 30, 2012, the Company recorded an allowance for finance receivable losses for its retail and real estate loans that was $1.9 million higher than the equivalent number produced using migration analysis. The Company does not expect this change to result in a material change to the allowance for finance receivable losses going forward.

The disclosure on page 81 of the Amendment has been revised to discuss the change in charge-off policy for personal loans.

20.	Please provide us an example calculation of the allowance for finance receivable losses under a roll rate-based model and under a migration model. Please provide supporting commentary that identifies the key differences between the models, explains the strengths and weaknesses of each model, explains the impact on the allowance for finance receivable losses (i.e.—direction and variability) and the underlying reasons for different results of each model.

The Company is submitting supplementally to the Staff an example calculation, in hard copy form, for illustration of the calculation of the allowance for finance receivable losses under a roll rate-based model and under a migration model and an analysis of key differences and

Mr. Todd Schiffman

Securities and Exchange Commission

September 16, 2013

strengths and weaknesses under the two approaches. The Company will note on the face of the supporting material that the material is being provided pursuant to Rule 418 of the Securities Act of 1933 and that such material should be returned to the registrant upon completion of the Staff review process.

21.	You disclose that you adjust the amounts determined by the roll-rate based model in determining your allowance for finance receivable losses. Please provide us the quarterly adjustment recorded from September 30, 2011 to the most recent quarter. Please provide supporting commentary for the amount recorded each quarter, tell us why the amount increased or decreased as compared to the prior period end and discuss the facts and circumstance related to any trends in this amount.

The Company is submitting supplementally to the Staff a summary, in hard copy form, of the quarterly adjustments recorded to the allowance for finance receivable losses determined by the roll-rate based model beginning with September 30, 2011 through the most recent quarter, along with supporting commentary for the amount recorded each quarter. The Company will note on the face of the supporting material that the material is being provided pursuant to Rule 418 of the Securities Act of 1933 and that such material should be returned to the registrant upon completion of the Staff review process.

Business, page 83

Competition, page 93

22.	Please provide a more detailed discussion of the Company’s competition. Consider the items included under Item 101(c)(1)(x) of Regulation S-K, including, but not limited to, an estimate of the number of competitors and the Company’s competitive position. Please also make corresponding revisions to future Exchange Act filings.

The disclosure on pages 94 and 95 of the Amendment has been revised to provide a more detailed discussion of the Company’s competition. The Company will make corresponding revisions to future Exchange Act filings.

Management, page 94

2012 Summary Compensation Table, page 104

23.	We note that “Other Compensation” listed for Messrs. Levine and Anderson in the Table does not match the detail provided in footnotes 8 and 10, respectively. In accordance with Instruction 3 to Item 402(c)(2)(ix) of Regulation S-K, please describe each item that comprises “Other Compensation” under footnotes 8 and 10. Please also make corresponding revisions to future Exchange Act filings.

Mr. Todd Schiffman

Securities and Exchange Commission

September 16, 2013

The Company respectfully informs the Staff that the amounts set forth in Footnote 7 account for the difference identified by the Staff regarding “All Other Compensation.” The breakdown for “All Other Compensation” by footnote is as follows:

	Anderson	Levine
Footnote 7	$1,700	$1,700
Footnote 8	—	92,308
Footnote 10	80,769	—

Total “All Other Compensation”	$82,469	$94,008

In addition, the disclosure on page 107 of the Amendment has been revised to clarify that the $92,308 noted in footnote 8 and the $80,769 noted in footnote 10 represents compensation paid in 2012 to Messrs. Levine and Anderson, respectively, for services rendered during the period from October 1, 2011 through December 31, 2011. Similar clarifying revisions will be made to future Exchange Act filings.

Potential Payments and Benefits on Termination, page 109

24.	We note that Messrs. Breivogel and Cole separated from the Company on December 31, 2012 and receive certain benefits as a result of their separation. Please describe the benefits that each will receive annually.

All of the payments and benefits that Messrs. Breivogel and Cole became entitled to receive as severance as a result of their separation are described in the section entitled “—Potential Payments and Benefits on Termination” beginning on page 110 and are quantified in the corresponding table on page 111 in the respective rows entitled “Involuntary Termination (without cause)”. As described in the section entitled “—Potential Payments and Benefits on Termination”, the cash severance and continued health and group life insurance benefits will be paid or provided, as applicable, to each of them through December 31, 2013. As described in footnote 3 to the table on pages 111-112, the applicable pension plan credits reflect an amount equal to the increase above the accumulated value of pension benefits for each executive listed in the table on page 110 under the heading “—2012 pension benefits.” These pension plan credit amounts are payable to Messrs. Breivogel and Cole following their termination of employment, along with their respective pension benefits that vested prior to termination, in accordance with the terms of the applicable pension plan described in the section entitled “—Pension Benefits” beginning on page 108. Messrs. Breivogel and Cole are not entitled to receive any other payments or benefits as a result of their separation.

Mr. Todd Schiffman

Securities and Exchange Commission

September 16, 2013

Financial Statements

Note 2. Summary of Significant Accounting Policies – Allowance for Finance Receivable

Losses, page F-61

25.	You refer to temporary financial problems in your discussion of deferments. The guidance in ASC 310-40 refers only to a debtor experiencing financial difficulties and does not appear to distinguish between temporary or other than temporary financial difficulties. Please address the following:

a. Tell us how you applied the guidance to determine whether a debtor is experiencing financial difficulties in evaluating whether a deferment meets the Troubled Debt Restructuring criteria.

b. Clarify if you consider whether the financial difficulty is temporary or other than temporary and how that determination impacts your conclusion. Please revise to clarify your disclosure as appropriate.

The Company respectfully informs the Staff that when determining whether a deferment meets the definition of a troubled debt restructuring within the context of ASC 310-40-15-6, it evaluates whether the deferment was provided as an accommodation related to the debtor’s financial difficulties and whether a concession was granted. Paragraph 17 of ASC 310-40-15 provides additional guidance to assist in determining whether a delay in payment, or deferment, would be considered a concession, and therefore potentially trigger classification as a troubled debt restructuring. The Company believes that the delay in timing of the restructured payments applied during a deferment are insignificant relative to the original contractual maturity and are therefore not considered concessions.

To evaluate whether a borrower’s financial difficulties are temporary or other than temporary, the Company reviews the terms of each deferment to ensure that borrower has the financial ability to repay the outstanding principal and associated interest in full following the deferment and after the customer is brought current. If, following this analysis, the Company believes a borrower’s financial difficulties are other than temporary, it will not grant deferment, and the loans may continue to age until they are charged off. The Company has revised its disclosure on page F-63 of the Amendment to clarify its process.

Note 25. Fair Value Measurements, page F-128

26.

On page F-61, you disclose that appraisals or real estate brokers’ or appraisers’ estimate of value are one factor considered in establishing an appropriate valuation for Real Estate Owned; however, you are ultimately responsible for the valuation established. On page F-136, you disclose that you applied the third party exception which allows you to omit certain quantitative disclosures about unobservable inputs.

Mr. Todd Schiffman

Securities and Exchange Commission

September 16, 2013

ASC 820-10-50-2-bbb provides for an exception in cases where an entity uses third party valuation information without adjustment. Please clarify your disclosure and tell us if you utilize third party valuation information without adjustment for your REO and other items which you rely on the third party exception. If not, please revise to disclose the information required by ASC 820-10-50-2- bbb.

The disclosure on page F-45 of the Amendment has been revised to state that the Company uses such third party valuation information without adjustment.

* * * * *

Mr. Todd Schiffman

Securities and Exchange Commission

September 16, 2013

Please telephone the undersigned at (212) 735-2918 or Michael Schwartz at (212) 735-3694 if you have any questions or require any additional information.

Very truly yours,

/s/ Gregory A. Fernicola

Gregory A. Fernicola

cc:	Josh Samples, Securities and Exchange Commission
Mike Volley, Securities and Exchange Commission
Amit Pande, Securities and Exchange Commission
Scott McKinlay, Springleaf Holdings, LLC
Michael Schwartz, Skadden, Arps, Slate, Meagher & Flom LLP